UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SUPERVALU INC.
(Name of Subject Company)

SUPERVALU INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

868536103
(CUSIP Number of Class of Securities)

Todd N. Sheldon

Senior Vice President & General Counsel

SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone: (952) 828-4000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

Copies to:
David M. Silk, Esq.
Igor Kirman, Esq.

DongJu Song, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐                                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the “SEC”) on January 25, 2013 (the “Schedule 14D-9”), by SUPERVALU INC. (the “Company”), relating to the tender offer by Symphony Investors LLC (“Purchaser”), a newly-formed Delaware limited liability company, to purchase up to 30% of the outstanding shares (the “Shares”) of common stock of the Company, par value $0.01 per Share, at a price of $4.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding tax (the “Offer Price”).  The managing member of Purchaser is Cerberus Capital Management, L.P.  If the Offer is completed, Purchaser shall pay the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) contained in the Schedule TO filed by Purchaser with the SEC on January 25, 2013 (as subsequently amended, the “Schedule TO”).  The Offer to Purchase and the Letter of Transmittal together constitute the “Offer.”  Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 9.               Exhibits

On January 29, 2013, the Company will make a presentation to potential lenders in connection with the refinancing of the Company’s credit facilities.  In addition, on January 30, 2013, a Letter to Participants in the SUPERVALU STAR 401(k) Plan (the “401(k) Plan”) from State Street Bank and Trust Company, the Trustee of the 401(k) Plan, and a Trustee Direction Form for the 401(k) Plan, will each be mailed to participants in the 401(k) Plan who hold shares of Company common stock in their 401(k) Plan accounts.  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding a copy of the presentation to potential lenders, which was provided to potential lenders on January 28, 2013, and the Letter to Participants in the 401(k) Plan and the Trustee Direction Form for the 401(k) Plan, each of which will be mailed to 401(k) Plan participants who hold shares of Company common stock in their 401(k) Plan accounts, as exhibits to the Schedule 14D-9, which presentation, letter and direction form are incorporated herein by reference.

Exhibit No.	Description

(e)(14)

SUPERVALU INC. Lender Presentation dated January 29, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 28, 2013)

(e)(15)	Letter to Participants in the SUPERVALU STAR 401(k) Plan dated January 30, 2013

(e)(16)	Trustee Direction Form - SUPERVALU STAR 401(k) Plan

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERVALU INC.

Date: January 28, 2013	By:	/s/ Todd N. Sheldon
		Name:	Todd N. Sheldon
		Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)

Offer to Purchase dated January 25, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(D)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(5)(A)

Press Release issued by SUPERVALU INC., dated January 10, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(a)(5)(B)

Summary Newspaper Advertisement as published in The New York Times on January 25, 2013 (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(e)(1)

Tender Offer Agreement, dated January 10, 2013, by and among Symphony Investors LLC, SUPERVALU INC. and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(e)(2)

Stock Purchase Agreement, dated January 10, 2013, by and among AB Acquisition LLC, SUPERVALU INC. and New Albertson’s, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(e)(3)	Equity Commitment Letter, dated as of January 10, 2013, by the sponsors and equity investors named therein

(e)(4)	Limited Guarantee, dated as of January 10, 2013, of Cerberus Institutional Partners V, L.P. in favor of SUPERVALU INC.

(e)(5)	Form of Transition Services Agreement by and between SUPERVALU INC. and Albertson’s LLC

(e)(6)	Form of Transition Services Agreement by and between SUPERVALU INC. and New Albertson’s, Inc.

(e)(7)	Form of Cross-License Agreement by and between SUPERVALU INC. and New Albertson’s, Inc.

(e)(8)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by SUPERVALU INC. on June 4, 2012

(e)(9)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 11, 2012

(e)(10)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 10, 2012

(e)(11)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 10, 2012

(e)(12)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A.

(e)(13)	Form of Supplemental Indenture No. 4, by and between American Stores Company, LLC and Wells Fargo Bank, National Association

(e)(14)

SUPERVALU INC. Lender Presentation dated January 29, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 28, 2013)

(e)(15)	Letter to Participants in the SUPERVALU STAR 401(k) Plan dated January 30, 2013

(e)(16)	Trustee Direction Form - SUPERVALU STAR 401(k) Plan